EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm in the Registration Statement (Form S-8) pertaining to the Peak Medical Corporation 1998 Stock Incentive Plan and to the incorporation by reference therein of our report dated March 2, 2005 (except Notes 1, 2, 9, 11, 18 and 24, as to which the date is November 11, 2005), with respect to the consolidated financial statements and schedule of Sun Healthcare Group, Inc. included in its Current Report (Form 8-K) filed November 17, 2005, and our report dated March 2, 2005 with respect to Sun Healthcare Group Inc.'s management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Sun Healthcare Group, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2004, all filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas
January 4, 2006